FILED PURSUANT TO RULE 424(b)(3)
                                                     REGISTRATION NO. 333-105985

   PROSPECTUS

                                4,375,000 SHARES


                                   VIVUS, INC.



                                  COMMON STOCK


     This prospectus relates to the public offering by some of our current stockholders, which is not being underwritten, of 4,375,000 shares of our common stock. The selling stockholders purchased these shares offered under this prospectus in a private placement in May 2003.

     The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of the shares. See "Plan of Distribution" beginning on page 19.

     Our common stock is listed on the Nasdaq National Market under the symbol "VVUS." On June 19, 2003, the closing price for our common stock on the Nasdaq National Market was $4.81 per share.





     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2.



     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.





                  The date of this prospectus is June 20, 2003

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

VIVUS, Inc....................................................................1

Risk Factors..................................................................2

Forward-Looking Statements...................................................15

Use of Proceeds..............................................................16

Selling Stockholders.........................................................17

Plan of Distribution.........................................................19

Legal Matters................................................................21

Experts......................................................................21

Where You Can Find More Information..........................................21

Incorporation by Reference...................................................21

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by VIVUS, Inc. (referred to in this prospectus as "VIVUS," the "Company," the "Registrant," "we" and "our"), any selling stockholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

                                   VIVUS, INC.

         VIVUS is a pharmaceutical company developing innovative products to improve quality of life disorders in men and women, with a focus on sexual dysfunction. VIVUS develops and markets MUSE(R) (alprostadil) and ACTIS(R), two innovations in the treatment of erectile dysfunction in the United States. We have entered into supply agreements with Meda AB to market and distribute MUSE and ACTIS internationally in all Member States of the European Union, the Baltic States, the Czech Republic, Hungary, Iceland, Norway, Poland, Switzerland and Turkey. In Canada, we have entered into a license and supply agreement with Paladin Labs, Inc. for the marketing and distribution of MUSE. We have ongoing research and development programs, including projects in erectile dysfunction, female sexual dysfunction and premature ejaculation.

         Our principal executive offices are located at 1172 Castro Street, Mountain View, California 94040, and our telephone number at that location is
(650) 934-5200. Our website address is www.vivus.com and we make our periodic and current reports that are filed with the Securities and Exchange Commission available, free of charge, on our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission.

                                  RISK FACTORS

         Our future operating results may vary substantially from period to period due to a number of factors, many of which are beyond our control. The following discussion highlights some of these factors and the possible impact of these factors on future results of operations. You should carefully consider these factors before making an investment decision. If any of the following factors actually occur, our business, financial condition or results of operations could be harmed. In that case, the price of our common stock could decline, and you could experience losses on your investment.

IF WE ARE UNABLE TO CONTINUE TO DEVELOP, MARKET AND OBTAIN REGULATORY APPROVAL FOR OUR PRODUCTS, OUR BUSINESS WOULD BE HARMED.

         Our future operating results may be adversely affected if we are unable to continue to develop, manufacture and bring to market new drug products in a timely manner. The process of developing new drugs and/or therapeutic products is inherently complex and uncertain. We must make long-term investments and commit significant resources before knowing whether our development programs will eventually result in products that will receive regulatory approval and achieve market acceptance.

         As with any pharmaceutical product under development, there are significant risks in development, regulatory approval and commercialization of new compounds. During the product development phase, there is no assurance that the United States Food and Drug Administration will approve our clinical trial protocols. There is no guarantee that future clinical studies, if performed, will demonstrate the safety and efficacy of any product in development or that we will receive regulatory approval for such products. Further, the United States Food and Drug Administration can suspend clinical studies at any time if the agency believes that the subjects participating in such studies are being exposed to unacceptable health risks.

         We cannot predict with certainty if or when we might submit for regulatory review those product candidates currently under development. Once we submit our potential products for review, we cannot assure you that the United States Food and Drug Administration or other regulatory agencies will grant approvals for any of our proposed products on a timely basis or at all. Further, even if we receive regulatory approval for a product, there can be no assurance that such product will prove to be commercially successful or profitable.

         Sales of our products both inside and outside the United States will be subject to regulatory requirements governing marketing approval. These requirements vary widely from country to country and could delay the introduction of our proposed products in those countries. After the United States Food and Drug Administration and international regulatory authorities approve a product, we must manufacture sufficient volumes to meet market demand. This is a process that requires accurate forecasting of market demand. There is no guarantee that there will be market demand for any future products or that we will be able to successfully manufacture or adequately support sales of any future products.

         We are developing TA-1790 as potential oral and local treatments for male and female sexual dysfunction. In January 2001, we licensed TA-1790, a proprietary phosphodiesterase type 5 (PDE5) inhibitor compound, from Tanabe Seiyaku, a Japanese pharmaceutical company. Tanabe Seiyaku completed a Phase I clinical trial evaluating the safety of orally administered TA-1790 for male erectile dysfunction. We are currently conducting additional pre-clinical safety studies and have recently completed an in-clinic efficacy study in patients with erectile dysfunction. Based on the results of these studies, we intend to initiate additional clinical studies that would be required to obtain regulatory approval. However, there are no guarantees that TA-1790 will prove to be safe and effective or receive regulatory approval for any indication.

Further, even if we were to receive regulatory approval for a product, there can be no assurance that such a product would prove to be commercially successful or profitable.

         We are developing ALISTA for the potential treatment of female sexual arousal disorder. We completed dosing for our first Phase II clinical study for topical ALISTA during the third quarter of 2001. Our second Phase II ALISTA clinical trial, which was a multi-center, double blind, at-home efficacy and safety study, was completed in the first quarter of 2003. There are no guarantees that ALISTA will prove to be safe and effective or that we will receive regulatory approval for the treatment of female sexual arousal disorder or any other indication. Even if ALISTA eventually becomes an approved product, there can be no assurance that this treatment for female sexual arousal disorder will be successful in the marketplace.

         We are evaluating VI-0134 and VI-0162 for the potential treatment of premature ejaculation. We have recently completed a clinical trial to access the pharmacokinetics (blood levels in relation to time) of VI-0134, our re-formulated oral, on-demand treatment for premature ejaculation. We initiated a clinical trial to evaluate the safety and efficacy of VI-0162, a proprietary, oral, on-demand treatment for premature ejaculation. However, there can be no assurance that these studies or future clinical studies, if performed, will be successful or that a product for the treatment of premature ejaculation, if approved, will prove to be commercially successful.

         In December 1999, we submitted a New Drug Application, or NDA, to the United States Food and Drug Administration to market ALIBRA(R), our second-generation product for the treatment of erectile dysfunction, which we subsequently withdrew in October 2000. We met with the United States Food and Drug Administration in December 2000 and continue to communicate with the agency to determine what additional data is required to obtain marketing clearance for ALIBRA. There can be no assurance that we will re-file an NDA for ALIBRA. Even if we re-file an NDA for ALIBRA, there can be no assurance that it will be approved or that ALIBRA will be successful in the marketplace.

IF WE REQUIRE ADDITIONAL CAPITAL FOR OUR FUTURE OPERATING PLANS, WE MAY NOT BE ABLE TO SECURE THE REQUISITE ADDITIONAL FUNDING ON ACCEPTABLE TERMS, IF AT ALL.

         Our capital resources from operating activities are expected to continue to decline over the next several quarters as the result of increased spending for research and development projects, including clinical trials. We expect that our existing capital resources combined with future cash flows will be sufficient to support operating needs throughout the next twenty-four months. Financing in future periods will most likely be required to fund development of our research and development pipeline and the possible launch of any future products. Our future capital requirements will depend upon numerous factors, including:

     o   the progress of our research and development programs;

     o the scope, timing and results of pre-clinical testing and clinical trials;

     o   the results of operations;

     o   the cost, timing and outcome of regulatory reviews;

     o   the rate of technological advances;

     o ongoing determinations of the potential commercial success of our products under development;

     o   the level of resources devoted to sales and marketing capabilities; and

     o   the activities of competitors.

         To obtain additional capital when needed, we will evaluate alternative financing sources, including, but not limited to, the issuance of equity or debt securities, corporate alliances, joint ventures, and licensing agreements. However, there can be no assurance that funding will be available on favorable terms, if at all. If we are unable to obtain additional capital, management may be required to explore alternatives to reduce cash used by operating activities, including the termination of research and development efforts that may appear to be promising to the Company.

WE HAVE LIMITED SALES AND MARKETING CAPABILITIES IN THE UNITED STATES.

         We support MUSE sales in the United States through a small sales support group targeting major accounts that include the top prescribers of MUSE. Additionally, telephone marketers focus on additional urologists who prescribe MUSE. Physician and patient information/help telephone lines are available to answer additional questions that may arise after reading the inserts or after actual use of the product. The sales force actively participates in national urologic and sexual dysfunction forums and conferences, such as the American Urological Association annual and regional meetings and the International Society for Impotence Research. There can be no assurance that our sales programs will effectively maintain or potentially increase current sales levels. There can be no assurance that demand for MUSE will continue or that we will be able to adequately support sales of MUSE in the United States in the future.

WE RELY ON THIRD PARTIES TO MANUFACTURE SUFFICIENT QUANTITIES OF COMPOUNDS FOR USE IN OUR PRE-CLINICAL AND CLINICAL TRIALS AND AN INTERRUPTION TO THIS SERVICE MAY HARM OUR BUSINESS.

         We do not have the ability to independently manufacture the materials we use in our pre-clinical and clinical trials, and we rely on various third parties to perform this function. There can be no assurance that we will be able to identify and qualify additional sources for clinical materials. If interruptions in this supply occur for any reason, including a decision by the third parties to discontinue manufacturing, labor disputes or a failure of the third parties to follow regulations, we may not be able to obtain regulatory approvals for our proposed products and may not be able to successfully commercialize these proposed products.

WE RELY ON THIRD PARTIES TO CONDUCT CLINICAL TRIALS FOR OUR PRODUCTS IN DEVELOPMENT AND THOSE THIRD PARTIES MAY NOT PERFORM SATISFACTORILY.

         We do not have the ability to independently conduct clinical studies for any of our products currently in development, and we rely on third parties to perform this function. If third parties do not successfully carry out their contractual duties or meet expected timelines, we may not be able to obtain regulatory approvals for our proposed products and may not be able to successfully commercialize these proposed products. If third parties do not perform satisfactorily, we may not be able to locate acceptable replacements or enter into favorable agreements with them, if at all.

IF THE RESULTS OF FUTURE CLINICAL TESTING INDICATE THAT OUR PROPOSED PRODUCTS ARE NOT SAFE OR EFFECTIVE FOR HUMAN USE, OUR BUSINESS WILL SUFFER.

         All of the drug candidates that we are currently developing require extensive pre-clinical and clinical testing before we can submit any application for regulatory approval. Before obtaining regulatory approvals for the commercial sale of any of our proposed drug products, we must demonstrate through pre-clinical testing and clinical trials that our product candidates are safe and effective in humans. Conducting clinical trials is a lengthy, expensive and uncertain process. Completion of clinical trials may take several years or more. Our commencement and rate of completion of clinical trials may be delayed by many factors, including:

     o ineffectiveness of the study compound, or perceptions by physicians that the compound is not effective for a particular indication;

     o inability to manufacture sufficient quantities of compounds for use in clinical trials;

     o failure of the United States Food and Drug Administration to approve our clinical trial protocols;

     o   slower than expected rate of patient recruitment;

     o   inability to adequately follow patients after treatment;

     o   unforeseen safety issues; or

     o   government or regulatory delays.

         The clinical results we have obtained to date do not necessarily predict that the results of further testing, including later stage controlled human clinical testing, will be successful. If our trials are not successful or are perceived as not successful by the United States Food and Drug Administration or physicians, our business, financial condition and results of operations will be materially harmed.

THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY AGAINST NEW ENTRANTS OR ESTABLISHED COMPANIES WITH GREATER RESOURCES.

         Competition in the pharmaceutical and medical products industries is intense and is characterized by extensive research efforts and rapid technological progress. Certain treatments for erectile dysfunction exist, such as oral medications, needle injection therapy, vacuum constriction devices and penile implants, and the manufacturers of these products will continue to improve these therapies. The most significant competitive therapy is an oral medication marketed by Pfizer under the name Viagra(R), which received regulatory approvals in the United States in March 1998 and in the European Union in September 1998. The commercial launch of Viagra in the United States in April 1998 significantly decreased demand for MUSE. Another oral medication under the name Uprima(R) was approved and launched in Europe by Abbott Laboratories and Takeda in May 2001. Most recently, a new oral medication under the name CialisTM was approved and launched in Europe by Lilly ICOS LLC and in Australia and New Zealand by Eli Lilly and Company in February 2003. During the first quarter of 2003, Bayer AG and GlaxoSmithKline plc launched Levitra(R) in the European Union.

         Additional competitive products in the erectile dysfunction market include needle injection therapy products from Pharmacia and Schwartz Pharma, which were approved by the United States Food and Drug Administration in July 1995 and June 1997, respectively. Other large pharmaceutical companies are also actively engaged in the development of therapies for the treatment of erectile dysfunction. These companies have substantially greater research and development capabilities as well as substantially greater marketing, financial and human resources abilities than VIVUS. In addition, many of these companies have significantly greater experience than us in undertaking pre-clinical testing, human clinical trials and other regulatory approval procedures. Lilly ICOS LLC and Bayer filed NDAs with the United States Food and Drug Administration in June and September 2001, respectively, for their oral erectile dysfunction medications. These companies may market commercial products either on their own or through collaborative efforts, such as Bayer, which signed a worldwide co-promotion agreement with GlaxoSmithKline for its product. Our competitors may develop technologies and products that are more effective than those we are currently marketing or developing. Such developments could render our products less competitive or possibly obsolete. We are also competing with respect to marketing capabilities and manufacturing efficiency, areas in which we have limited experience.

OUR SUCCESS DEPENDS IN LARGE PART ON THE STRENGTH OF OUR CURRENT AND FUTURE PATENT POSITIONS FOR THE TREATMENT OF SEXUAL DYSFUNCTION.

         VIVUS holds various patents and patent applications in three major areas of sexual dysfunction: male erectile dysfunction, female sexual dysfunction and premature ejaculation. We are the exclusive licensee of United States and Canadian patents originally filed in the name of Dr. Gene Voss. These patents claim methods of treating erectile dysfunction with a vasodilator-containing ointment that is administered either topically or transurethrally.

         We are also the exclusive licensee of patents and patent applications filed in the name of Dr. Nils G. Kock, in numerous countries. Four United States patents have been issued directed to methods and compositions for treating erectile dysfunction by transurethrally administering an active agent. Patents have also been granted in Australia, Austria, Belgium, Canada, Finland, France, Germany, Great Britain, Greece, Ireland, Italy, Japan, Luxembourg, the Netherlands, New Zealand, Norway, Spain, Sweden and South Africa. Patent applications are pending in Denmark and Romania. The foreign patents and applications, like the United States patents, are directed to the treatment of erectile dysfunction by transurethral administration of certain active substances including alpha-receptor blockers, vasoactive polypeptides, prostaglandins or nitroglycerin dispersed in a hydrophilic vehicle.

         VIVUS' license and assignment agreements for the patents and patent applications identified above are royalty bearing and do not expire until the licensed and assigned patents expire. These license and assignment agreements generally provide that we assume responsibility for the maintenance and prosecution of the patents and patent applications and may bring infringement actions.

         We are the sole assignee of five United States patents deriving from patent applications originally filed by ALZA Corporation, covering inventions Dr. Virgil Place made while he was an employee of ALZA. The patents are directed to dosage forms for administering a therapeutic agent to the urethra, methods for treating erectile dysfunction, and specific drug formulations that can be delivered transurethrally for the treatment of erectile dysfunction. With one exception, the patents derive from patent applications that were filed in the United States prior to June 8, 1995, and therefore have a seventeen-year patent term calculated from the date of patent grant. Foreign patents have been granted in Australia, Canada, Europe (including Austria, Belgium, Denmark, France, Germany, Great Britain, Greece, Italy, Luxembourg, the Netherlands, Spain, Sweden and Switzerland), Finland, Ireland, Mexico, New Zealand, Norway, Portugal, South Africa and South Korea, and foreign applications are pending in Canada and Japan.

         We are the sole assignee of patent applications filed in the name of Dr. Gary W. Neal and AndroSolutions, Inc. that are complementary to our patents and applications directed to the treatment of female sexual dysfunction.

         In addition to the Voss, Kock, Place and Neal patents and applications identified above, we have numerous issued and pending United States and foreign patents. Many of these patents and applications further address the prevention, treatment and diagnosis of erectile dysfunction, while others are directed to prevention and/or treatment of other types of sexual dysfunction, including premature ejaculation and female sexual dysfunction. One of our issued patents covers VIVUS' venous flow control device, ACTIS.

         Our strategy is to expand our existing patent portfolio through internal development of new intellectual property as well as through licensing and acquiring patents and patent applications that would increase our ability to succeed in the fields of erectile dysfunction, female sexual dysfunction and premature ejaculation. Our success will depend in large part on the strength of our current and future patent position for the treatments of these therapeutic indications. Our patent position, like that of other pharmaceutical companies, is highly uncertain and involves complex legal and factual questions. The claims of a United States or foreign patent application may be denied or significantly narrowed, and patents that are ultimately issued may not provide significant commercial protection to us. We could incur substantial costs in proceedings before the United States Patent and Trademark Office, including interference proceedings. These proceedings could also result in adverse decisions as to the priority of our licensed or assigned inventions. There can be no assurance that our patents will not be successfully challenged or designed around by others.

         We were involved in an opposition proceeding that was instigated by the Pharmedic Company against a European patent, inventors Nils G. Kock et al., which is exclusively licensed to VIVUS. As a result of the opposition proceeding and a subsequent appeal by VIVUS, the Opposition Division of the European Patent Office has allowed many of the patent's claims with the exception of certain pharmaceutical composition claims. There can be no assurance that further challenges to the European patent will not be made should we try to enforce the patent in a European court.

IF OUR RAW MATERIAL SUPPLIER FAILS TO SUPPLY US WITH ALPROSTADIL, FOR WHICH AVAILABILITY IS LIMITED, WE MAY EXPERIENCE DELAYS IN OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION.

         We are required to initially receive regulatory approval for suppliers and we obtained our current supply of alprostadil from two approved sources. The first is Nera Pharm, formerly Spolana Chemical Works a.s. in Neratovice, Czech Republic. The second is Chinoin Pharmaceutical and Chemical Works Co., Ltd. In the second quarter of 2002, we ended our contractual relationship with Nera Pharm, which leaves Chinoin Pharmaceutical as our sole qualified supplier of alprostadil. We are currently in the process of investigating additional sources for our future alprostadil supplies. However, there can be no assurance that we will be able to identify and qualify additional suppliers of alprostadil, in a timely manner, if at all.

         Furthermore, alprostadil is subject to periodic re-testing to ensure it continues to meet specifications. There can be no guarantees the material will pass these re-testing procedures and continue to be usable material. There is a long lead-time for manufacturing alprostadil. A short supply of alprostadil to be used in the manufacture of MUSE would have a material adverse effect on our business, financial condition and results of operations.

WE OUTSOURCE SEVERAL KEY PARTS OF OUR OPERATIONS AND ANY INTERRUPTION IN THE SERVICES PROVIDED COULD HARM OUR BUSINESS.

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

         We entered into a distribution agreement with Cardinal Health (formerly CORD Logistics, Inc.). Under this agreement, Cardinal Health o warehouses our finished goods for United States distribution;

     o   takes customer orders;

     o   picks, packs and ships our products;

     o   invoices customers; and

     o   collects related receivables.

         As a result of this distribution agreement, we are heavily dependent on Cardinal Health's efforts to fulfill orders and warehouse our products effectively in the United States. There can be no assurance that such efforts will continue to be successful.

         Gibraltar Laboratories performs sterility testing on finished product manufactured by us to ensure that it complies with product specifications. Gibraltar Laboratories also performs microbial testing on water and compressed gases used in the manufacturing process and microbial testing on environmental samples to ensure that the manufacturing environment meets appropriate current Good Manufacturing Practice, or cGMP, regulations and cleanliness standards. As a result of this testing agreement, we are dependent on Gibraltar Laboratories to perform testing and issue reports on finished product and the manufacturing environment in a manner that meets cGMP regulations. There can be no assurance that such efforts will be successful.

         We have an agreement with WRB Communications to handle patient and healthcare professional hotlines for us. WRB Communications maintains a staff of healthcare professionals to answer questions and inquiries about MUSE and ACTIS. These calls may include complaints about our products due to efficacy or quality, as well as the reporting of adverse events. As a result of this agreement, we are dependent on WRB Communications to effectively handle these calls and inquiries. There can be no assurance that such efforts will be successful.

         We entered into a distribution agreement with Integrated Commercialization Services, or ICS, a subsidiary of Bergen Brunswig Corporation. ICS provides "direct-to-physician" distribution capabilities in support of United States marketing and sales efforts. As a result of this distribution agreement, we are dependent on ICS's efforts to distribute product samples effectively. There can be no assurance that such efforts will be successful.

WE CURRENTLY DEPEND ON A SINGLE SOURCE FOR THE SUPPLY OF PLASTIC APPLICATOR COMPONENTS, AND AN INTERRUPTION TO THIS SUPPLY SOURCE COULD HARM OUR BUSINESS.

         We rely on a single injection molding company, Porex Medical Products, Inc. (formerly The Kipp Group), for our supply of plastic applicator components. In turn, Porex Medical obtains its supply of resin, a key ingredient of the applicator, from a single source, Huntsman Corporation. There can be no assurance that we will be able to identify and qualify additional sources of plastic components. We are required to initially receive United States Food and Drug Administration approval for suppliers. Until we secure and qualify additional sources of plastic components, we are entirely dependent upon Porex Medical. If interruptions in this supply occur for any reason, including a decision by Porex Medical to discontinue manufacturing, labor disputes or a failure of Porex Medical to follow regulations, the development and commercial marketing of MUSE and other potential products could be delayed or prevented. An extended interruption in the supply of plastic components could have a material adverse effect on our business, financial condition and results of operations.

WE CURRENTLY DEPEND ON A SINGLE SOURCE TO STERILIZE MUSE, AND AN INTERRUPTION TO THIS SOURCE COULD HARM OUR BUSINESS.

         We rely on a single source, E-Beam Services, Inc., for the sterilization of MUSE. There can be no assurance that we will be able to identify and qualify additional sterilization facilities. We are required to receive prior United States Food and Drug Administration approval for any sterilization facility. Until we secure and qualify an additional sterilization facility, we are entirely dependent upon E-Beam Services. If interruptions in these services occur for any reason, including a decision by E-Beam Services to discontinue manufacturing or services, labor disputes or a failure of E-Beam Services to follow regulations, the development and commercial marketing of MUSE and other potential products could be delayed or prevented. An extended interruption in sterilization services would have a material adverse effect on our business, financial condition and results of operations.

ALL OF OUR MANUFACTURING OPERATIONS ARE CURRENTLY CONDUCTED AT A SINGLE LOCATION, AND A PROLONGED INTERRUPTION TO OUR MANUFACTURING OPERATIONS COULD HARM OUR BUSINESS.

         We lease 90,000 square feet of space in Lakewood, New Jersey, in which we constructed manufacturing, warehousing and testing facilities. The United States Food and Drug Administration and the Medicines Control Agency, the regulatory authority in the United Kingdom, authorized us to begin commercial production and shipment of MUSE from this facility in June and March 1998, respectively. MUSE is manufactured in this facility and we have no immediate plans to construct another manufacturing site. Since MUSE is produced with custom-made equipment under specific manufacturing conditions, the inability of our manufacturing facility to produce MUSE for whatever reason could have a material adverse effect on our business, financial condition and results of operations.

IF WE, OR OUR SUPPLIERS, FAIL TO COMPLY WITH UNITED STATES FOOD AND DRUG ADMINISTRATION AND OTHER GOVERNMENT REGULATIONS, OUR MANUFACTURING OPERATIONS COULD BE INTERRUPTED, AND OUR PRODUCT SALES AND PROFITABILITY COULD SUFFER.

         All new drugs, including our products under development, are subject to extensive and rigorous regulation by the United States Food and Drug Administration and comparable foreign authorities. These regulations govern, among other things, the development, pre-clinical and clinical testing, manufacturing, labeling, storage, pre-market approval, advertising, promotion, sale and distribution of our products. To date, MUSE has received marketing approval in more than 40 countries worldwide.

         After regulatory approval is obtained, our products are subject to continual review. Manufacturing, labeling and promotional activities are continually regulated by the United States Food and Drug Administration and equivalent foreign regulatory agencies, and we must also report certain adverse events involving our products to these agencies. Previously unidentified adverse events or an increased frequency of adverse events that occur post-approval could result in labeling modifications of approved products, which could adversely affect future marketing. Finally, approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. The restriction, suspension or revocation of regulatory approvals or any other failure to comply with regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

         Failure to comply with the applicable regulatory requirements can result in, among other things, civil penalties, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. In addition, the marketing and manufacturing of pharmaceutical products are subject to continuing United States Food and Drug Administration and other regulatory review, and later discovery of previously unknown problems with a product, manufacturer or facility may result in the United States Food and Drug Administration and/or other regulatory agencies requiring further clinical research or restrictions on the product or the manufacturer, including withdrawal of the product from the market. The restriction, suspension or revocation of regulatory approvals or any other failure to comply with regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

         Failure of our third-party manufacturers to maintain satisfactory compliance with cGMPs could have a material adverse effect on our ability to continue to market and distribute our products and, in the most serious cases, could result in the issuance of warning letters, seizure or recall of products, civil penalties or closure of our manufacturing facility until such cGMP compliance is achieved.

         We obtain the necessary raw materials and components for the manufacture of MUSE as well as certain services, such as testing and sterilization, from third parties. We currently contract with suppliers and service providers, including foreign manufacturers that are required to comply with strict standards established by us. Certain suppliers and service providers are required to follow cGMP requirements and are subject to routine unannounced periodic inspections by the United States Food and Drug Administration and by certain state and foreign regulatory agencies for compliance with cGMP requirements and other applicable regulations. Certain of our suppliers were inspected for cGMP compliance as part of the approval process. However, upon routine re-inspection of these facilities, there can be no assurance that the United States Food and Drug Administration and other regulatory agencies will find the manufacturing process or facilities to be in compliance with cGMP requirements and other regulations.

         Failure to achieve satisfactory cGMP compliance as confirmed by routine unannounced inspections could have a material adverse effect on our ability to continue to manufacture and distribute our products and, in the most serious case, result in the issuance of a regulatory warning letter or seizure or recall of products, injunction and/or civil penalties or closure of our manufacturing facility until cGMP compliance is achieved.

WE DEPEND EXCLUSIVELY ON THIRD-PARTY DISTRIBUTORS OUTSIDE OF THE UNITED STATES AND WE HAVE VERY LIMITED CONTROL OVER THEIR ACTIVITIES.

         We entered into an agreement granting Paladin Labs exclusive marketing and distribution rights for MUSE in Canada. This agreement does not have minimum purchase commitments and we are entirely dependent on Paladin Labs' efforts to distribute and sell our product effectively in Canada. There can be no assurance that such efforts will be successful or that Paladin Labs will continue to support the product.

         We entered into agreements granting Meda AB exclusive marketing and distribution rights for MUSE and ACTIS in all Members States of the European Union, the Baltic States, the Czech Republic, Hungary, Iceland, Norway, Poland, Switzerland and Turkey. These agreements do not have minimum purchase commitments and we are entirely dependent on Meda AB's efforts to distribute and sell our products effectively in all these markets. There can be no assurance that such efforts will be successful or that Meda AB will continue to support the products.

WE HAVE AN ACCUMULATED DEFICIT OF $104.1 MILLION AT MARCH 31, 2003 AND EXPECT TO CONTINUE TO INCUR SUBSTANTIAL OPERATING LOSSES FOR THE FORESEEABLE FUTURE.

         We have generated a cumulative net loss of $104.1 million for the period from our inception through March 31, 2003 and we anticipate losses for the next several quarters due to increased investment in our research and development programs and limited revenues. We are subject to a number of risks, including our ability to develop and successfully commercialize products in our research and development pipeline, our ability to market, distribute and sell our products in the United States, our reliance on others to market and distribute MUSE in countries other than the United States, intense competition, and our reliance on a single therapeutic approach to erectile dysfunction. There can be no assurance that we will be able to achieve profitability on a sustained basis. Accordingly, there can be no assurance of our future success.

WE ARE DEPENDENT UPON A SINGLE THERAPEUTIC APPROACH TO TREAT ERECTILE
DYSFUNCTION.

         MUSE relies on a single therapeutic approach to treat erectile dysfunction, a transurethral system for erection. The existence of side effects or dissatisfaction with this product may impact a patient's decision to use or continue to use, or a physician's decision to recommend, this therapeutic approach as a therapy for the treatment of erectile dysfunction, thereby affecting the commercial viability of MUSE. In addition, technological changes or medical advancements could diminish or eliminate the commercial viability of our product, the results of which could have a material effect on our business operations and results.

WE MAY BE SUED FOR INFRINGING ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

         There can be no assurance that our products do not or will not infringe on the patent or proprietary rights of others. Third parties may assert that we are employing their proprietary technology without authorization. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes these patents. We could incur substantial costs and diversion of the time and attention of management and technical personnel in defending ourselves against any such claims. Furthermore, parties making claims against us may be able to obtain injunctive or other equitable relief that could effectively block our ability to further develop, commercialize and sell products, and such claims could result in the award of substantial damages against us. In the event of a successful claim of infringement against us, we may be required to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, if at all. In that event, we could encounter delays in product introductions while we attempt to develop alternative methods or products or be required to cease commercializing affected products and our operating results would be harmed.

         Our commercial success also depends in part on ensuring we neither infringe patents nor proprietary rights of third parties. In the future, others may file patent applications covering technologies that we may wish to utilize with our proprietary technologies, or products that are similar to products developed with the use of our technologies. If these patent applications result in issued patents and we wish to use the claimed technology, we would need to obtain a license from the third party and this would increase our costs of operations and harm our operating results.

OUR INABILITY TO ADEQUATELY PROTECT OUR PROPRIETARY TECHNOLOGIES COULD HARM OUR COMPETITIVE POSITION AND HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS

         The success of our business depends, in part, on our ability to obtain patents and maintain adequate protection of our intellectual property for our proprietary technology and products in the United States and other countries. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting their proprietary rights in these foreign countries. These problems can be caused by, for example, a lack of rules and processes allowing for meaningful defense of intellectual property rights. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode our competitive advantage, and our business and operating results could be harmed.

         The patent positions of pharmaceutical companies, including our patent positions, are often uncertain and involve complex legal and factual questions. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. We apply for patents covering our technologies and products, as we deem appropriate. However, we may not obtain patents on all inventions for which we seek patents, and any patents we obtain may be challenged and may be narrowed in scope or extinguished as a result of such challenges. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Others may independently develop similar or alternative technologies or design around our patented technologies or products. These companies would then be able to develop, manufacture and sell products that compete directly with our products. In that case, our revenues and operating results would decline.

         We seek to protect our confidential information by entering into confidentiality agreements with employees, collaborators and consultants. Nevertheless, employees, collaborators or consultants may still disclose or misuse our confidential information, and we may not be able to meaningfully protect our trade secrets. In addition, others may independently develop substantially equivalent information or techniques or otherwise gain access to our trade secrets. Disclosure or misuse of our confidential information would harm our competitive position and could cause our revenues and operating results to decline.

IF WE FAIL TO RETAIN OUR KEY PERSONNEL AND HIRE, TRAIN AND RETAIN QUALIFIED EMPLOYEES, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY, WHICH COULD RESULT IN REDUCED REVENUES.

         Our success is highly dependent upon the skills of a limited number of key management personnel. To reach our business objectives, we will need to retain and hire qualified personnel in the areas of manufacturing, research and development, regulatory affairs, clinical trial management and pre-clinical testing. There can be no assurance that we will be able to hire or retain such personnel, as we must compete with other companies, academic institutions, government entities and other agencies. The loss of any of our key personnel or the failure to attract or retain necessary new employees could have an adverse effect on our research, product development and business operations.

WE ARE SUBJECT TO ADDITIONAL RISKS ASSOCIATED WITH OUR INTERNATIONAL OPERATIONS.

         MUSE is currently marketed internationally. Changes in overseas economic and political conditions, terrorism, currency exchange rates, foreign tax laws or tariffs or other trade regulations could have an adverse effect on our business, financial condition and results of operations. The international nature of our business is also expected to subject us and our representatives, agents and distributors to laws and regulations of the foreign jurisdictions in which we operate or where our products are sold. The regulation of drug therapies in a number of such jurisdictions, particularly in the European Union, continues to develop, and there can be no assurance that new laws or regulations will not have a material adverse effect on our business, financial condition and results of operations. In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States.

ANY ADVERSE CHANGES IN REIMBURSEMENT PROCEDURES BY MEDICARE AND OTHER THIRD-PARTY PAYORS MAY LIMIT OUR ABILITY TO MARKET AND SELL OUR PRODUCTS.

         In the United States and elsewhere, sales of pharmaceutical products are dependent, in part, on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services. While a large percentage of prescriptions in the United States for MUSE have been reimbursed by third party payors since our commercial launch in January 1997, there can be no assurance that our products will be considered cost effective and that reimbursement to the consumer will continue to be available or sufficient to allow us to sell our products on a competitive basis.

         In addition, certain healthcare providers are moving towards a managed care system in which such providers contract to provide comprehensive healthcare services, including prescription drugs, for a fixed cost per person. We hope to further qualify MUSE for reimbursement in the managed care environment. However, we are unable to predict the reimbursement policies employed by third party healthcare payors. Furthermore, reimbursement for MUSE could be adversely affected by changes in reimbursement policies of governmental or private healthcare payors.

         The healthcare industry is undergoing fundamental changes that are the result of political, economic and regulatory influences. The levels of revenue and profitability of pharmaceutical companies may be affected by the continuing efforts of governmental and third party payors to contain or reduce healthcare costs through various means. Reforms that have been and may be considered include mandated basic healthcare benefits, controls on healthcare spending through limitations on the increase in private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups and fundamental changes to the healthcare delivery system. Due to uncertainties regarding the outcome of healthcare reform initiatives and their enactment and implementation, we cannot predict which, if any, of the reform proposals will be adopted or the effect such adoption may have on us. There can be no assurance that future healthcare legislation or other changes in the administration or interpretation of government healthcare or third party reimbursement programs will not have a material adverse effect on us. Healthcare reform is also under consideration in some other countries.

IF WE BECOME SUBJECT TO PRODUCT LIABILITY CLAIMS, WE MAY BE REQUIRED TO PAY DAMAGES THAT EXCEED OUR INSURANCE COVERAGE.

         The commercial sale of MUSE exposes us to a significant risk of product liability claims due to its availability to a large population of patients. In addition, pharmaceutical products are subject to heightened risk for product liability claims due to inherent side effects. We detail potential side effects in the patient package insert and the physician package insert, both of which are distributed with MUSE. While we believe that we are reasonably insured against these risks, we may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. A product liability claim in excess of our insurance coverage would have to be paid out of cash reserves and could have a material adverse effect upon our business, financial condition and results of operations. Product liability insurance is expensive, difficult to maintain, and current or increased coverage may not be available on acceptable terms, if at all.

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE.

         The market price of our common stock has been volatile and is likely to continue to be so. The market price of our common stock may fluctuate due to factors including, but not limited to:

     o announcements of technological innovations or new products by us or our competitors;

     o   our ability to increase demand for our products in the United States;

     o our ability to successfully sell our products in the United States and internationally;

     o   actual or anticipated fluctuations in our financial results;

     o   our ability to obtain needed financing;

     o   economic conditions in the United States and abroad;

     o comments by or changes in Company assessments or financial estimates by security analysts;

     o   adverse regulatory actions or decisions;

     o   any loss of key management;

     o   the results of our clinical trials or those of our competitors;

     o   changing governmental regulations, patents or other proprietary rights;

     o developments or disputes concerning patents or other proprietary rights;

     o   product or patent litigation; or

     o   public concern as to the safety of products developed by us.

         These factors and fluctuations, as well as political and market conditions, may materially adversely affect the market price of our common stock. Securities class action litigation is often brought against a company following periods of volatility in the market price of its securities. We may be the target of similar litigation. Securities litigation, whether with or without merit, could result in substantial costs and divert management's attention and resources, which could harm our business and financial condition, as well as the market price of our common stock.

         Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, all of whom have been granted stock options.

THE REGISTRATION OF THE SHARES SOLD IN THIS OFFERING WILL INCREASE THE NUMBER OF SHARES AVAILABLE FOR RESALE IN THE PUBLIC MARKET.

         The sale into the public market of the common stock sold in this offering could adversely affect the market price of our common stock. Most of our shares of common stock outstanding are eligible for immediate and unrestricted sale in the public market at any time. Once the registration statement of which this prospectus forms a part is declared effective, the 4,375,000 shares of common stock covered by this prospectus will be eligible for immediate and unrestricted resale into the public market. The presence of these additional shares of common stock in the public market may further depress our stock price.

OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD MAKE AN ACQUISITION OF OUR COMPANY DIFFICULT, EVEN IF AN ACQUISITION MAY BENEFIT OUR STOCKHOLDERS.

         Our Board of Directors has adopted a Preferred Shares Rights Plan. The Preferred Shares Rights Plan has the anti-takeover effect of causing substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors. The existence of the Preferred Shares Rights Plan could limit the price that certain investors might be willing to pay in the future for shares of our common stock and could discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable.

         Certain provisions of our Amended and Restated Certificate of Incorporation and Bylaws could also delay or prevent a change in control of our company. Some of these provisions:

     o authorize the issuance of preferred stock by the Board of Directors without prior stockholder approval, commonly referred to as "blank check" preferred stock, with rights senior to those of common stock;

     o   prohibit stockholder actions by written consent;

     o specify procedures for director nominations by stockholders and submission of other proposals for consideration at stockholder meetings; and

     o   eliminate cumulative voting in the election of directors.

         In addition, we are governed by the provisions of Section 203 of Delaware General Corporate Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These and other provisions in our charter documents could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

CHANGES IN ACCOUNTING STANDARDS REGARDING STOCK OPTION PLANS COULD LIMIT THE DESIRABILITY OF GRANTING STOCK OPTIONS, WHICH COULD HARM OUR ABILITY TO ATTRACT AND RETAIN EMPLOYEES, AND COULD ALSO REDUCE OUR PROFITABILITY.

         The Financial Accounting Standards Board is considering whether to require all companies to treat the value of stock options granted to employees as an expense. The United States Congress and other governmental and regulatory authorities have also considered requiring companies to expense stock options. If this change were to become mandatory, we and other companies would be required to record a compensation expense equal to the fair market value of each stock option granted. This expense would be spread over the vesting period of the stock option. Currently, we are generally not required to record compensation expenses in connection with stock options granted to our employees. If we were required to expense stock option grants, it would reduce the attractiveness of granting stock options because of the additional expense associated with these grants, which would reduce our profitability. However, stock options are an important employee recruitment and retention tool, and we may not be able to attract and retain key personnel if we reduce the scope of our employee stock option program. Accordingly, in the event we are required to expense stock option grants, our profitability would be reduced, as would our ability to use stock options as an employee recruitment and retention tool.

                           FORWARD-LOOKING STATEMENTS

         This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Words such as "anticipate," "believe," "expect," "intend," "may," and "will," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results, performance or achievements could differ materially from those expressed or forecasted in any such forward-looking statements as a result of certain factors, including those set forth in "Risk Factors," as well as those noted in the documents incorporated herein by reference. In connection with forward-looking statements that appear in these disclosures, investors should carefully review the factors set forth in this prospectus under "Risk Factors."

                                 USE OF PROCEEDS

         VIVUS will not receive any of the proceeds from the sale of the shares offered by this prospectus. All proceeds from the sale of the shares offered hereby will be for the account of the selling stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution."

                              SELLING STOCKHOLDERS

         The following table sets forth as of June 6, 2003, the name of each of the selling stockholders, the number of shares of common stock that each selling stockholder owns, the number of shares of common stock owned by each selling stockholder that may be offered for sale from time to time by this prospectus, and the number of shares of common stock to be held by each selling stockholder assuming the sale of all the common stock offered hereby.

         Some of the selling stockholders may distribute their shares, from time to time, to their limited and/or general partners and members, who may sell shares pursuant to this prospectus. Each selling stockholder may also transfer shares owned by him by gift, and upon any such transfer the donee would have the same right of sale as the selling stockholder. None of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of our common stock. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

         We are registering 4,375,000 shares of common stock, par value of $0.001 per share, on behalf of the selling stockholders. These shares were acquired in connection with a private placement in May 2003 and were issued pursuant to exemptions from the registration requirements of the Securities Act provided by Section 4(2) thereof. The purchase agreement used in connection with the private placement provides that no later than 30 days following the closing, we will file a registration statement on Form S-3 to enable the resale of the shares purchased by the selling stockholders in the private placement and that we will use all commercially reasonable efforts to cause the registration statement to be declared effective as promptly as possible after filing. In the event the registration statement is not declared effective within 90 days following the closing, then in some circumstances we may be required to pay liquidated damages to the selling stockholders equal to two percent (2%) of the total purchase price of the shares purchased in the private placement, payable at our election, in cash or in shares of our common stock. VIVUS will receive no proceeds from this offering.

                                                                                       NUMBER OF
                                                               SHARES BENEFICIALLY      SHARES        SHARES BENEFICIALLY
                                                                 OWNED BEFORE THE        BEING          OWNED AFTER THE
                                                                    OFFERING(1)         OFFERED          OFFERING(1)(2)
NAME OF SELLING STOCKHOLDER                                   ---------------------    ---------     ---------------------
---------------------------------------------------------       NUMBER      PERCENT                    NUMBER      PERCENT
                                                              ---------     -------                  ---------     -------
S.A.C. Capital Associates, LLC...........................     1,000,000       2.7      1,000,000         0            *
Royal Bank of Canada.....................................       750,000       2.0        750,000         0            *
Public Employee Retirement System of Idaho (3)...........       625,000       1.7        625,000         0            *
Bay Star Capital II, L.P. ...............................       125,000        *         125,000         0            *
Special Situations Fund III L.P. (4).....................       909,728       2.4        375,000      534,728        1.4
Special Situations Private Equity Fund L.P. (4)..........       503,790       1.3        250,000      253,790         *
Special Situations Cayman Fund L.P. (4)..................       317,119        *         125,000      192,119         *
Alza Corporation Retirement Plan (3).....................        75,000        *          75,000         0            *
City of Milford Pension & Retirement Fund(3) ............       200,000        *         200,000         0            *
NFIB Employee Pension Trust (3)..........................        60,000        *          60,000         0            *
NFIB Corporate Account (3)...............................        40,000        *          40,000         0            *
NFIB Serp Assets (3).....................................        12,000        *          12,000         0            *
Norwalk Employees' Pension Plan (3)......................       125,000        *         125,000         0            *
City of Stamford Firemen's Pension Fund (3) .............       110,000        *         110,000         0            *
Asphalt Green, Inc. (3)..................................        20,000        *          20,000         0            *
Francois deMenil (3) ....................................        20,000        *          20,000         0            *

HBL Charitable Unitrust (3) .............................        25,000        *          25,000         0            *
Andrew Heiskell (3) .....................................        25,000        *          25,000         0            *
Helen Hunt (3)...........................................        25,000        *          25,000         0            *
Jeanne L. Morency (3) ...................................        15,000        *          15,000         0            *
Psychology Associates (3) ...............................         7,000        *           7,000         0            *
Lazar Foundation.(3).....................................        25,000        *          25,000         0            *
Peter Looram (3) ........................................        10,000        *          10,000         0            *
Murray Capital, LLC (3) .................................        24,500        *          24,500         0            *
Meehan Foundation (3) ...................................        20,000        *          20,000         0            *
Domenic J. Mizio (3) ....................................        35,000        *          35,000         0            *
MDG Trust  (BT-2260), Morgan Trust Co. of the Bahamas
   Ltd. as Trustee U/A/D 11/30/93 (3) ...................        70,000        *          70,000         0            *
Susan Uris Halpern (3) ..................................        35,000        *          35,000         0            *
Theeuwes  Family  Trust, Felix Theeuwes as Trustee
   U/A/D 6/15/89 (3) ....................................        22,000        *          22,000         0            *
Alan B. Joanne K. Vidinsky 1993 Trust (3)................        20,000        *          20,000         0            *
William B. Lazar (3) ....................................        15,000        *          15,000         0            *
Albert L. Zesiger (3) ...................................        40,000        *          40,000         0            *
Barrie Ramsay Zesiger (3) ...............................        40,000        *          40,000         0            *
Donald and Dan-Thanh Devivo (3) .........................         2,500        *           2,500         0            *
Robert K. Winters (3) ...................................         2,000        *           2,000         0            *
James F. Cleary (3) .....................................         1,500        *           1,500         0            *
John J. & Catherine H. Kayola (3) .......................         2,000        *           2,000         0            *
Mary I. Estabil (3) .....................................         1,500        *           1,500         0            *

------------------------------
* Represents less than 1% of our common stock.
(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned. Percentage of beneficial ownership is based on 37,636,270 shares of common stock outstanding as of June 6, 2003.
(2) Assumes that each selling stockholder sells all shares registered under this registration statement. However, to our knowledge, there are no agreements, arrangements or understandings with respect to the sale of any of our common stock, and each selling stockholder may decide not to sell his shares that are registered under this registration statement.
(3) Zesiger Capital Group LLC acted as the agent and attorney-in-fact for this selling stockholder in connection with the stockholder's acquisition from us of the shares offered by this selling stockholder under this prospectus. Zesiger Capital Group LLC is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940. This selling stockholder is an advisory client of Zesiger Capital Group LLC, and the shares offered by this selling stockholder under this prospectus are held in a discretionary client account managed by Zesiger Capital Group LLC. Zesiger Capital Group LLC disclaims beneficial ownership of these shares.
(4) MG Advisers, L.L.C. is the general partner of and investment adviser to Special Situations Private Equity Fund L.P, Special Situations Fund III L.P. and Special Situations Cayman Fund L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MG Advisers, L.L.C. and are principally responsible for the selection, acquisition and disposition of the portfolio securities by the investment advisers on behalf of their fund.

                              PLAN OF DISTRIBUTION

         The shares covered by this prospectus may be offered by certain stockholders of VIVUS or by pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of VIVUS in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, at varying prices or at negotiated prices. The shares may be sold, without limitation, by one or more of the following means of distribution:

     o a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

     o an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     o   in privately negotiated transactions.

         To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

         In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the shares short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the shares, which shares such broker-dealer or other financial institution may resell or otherwise transfer pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge the shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.

         Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders and/or purchasers of the shares (and, if it acts as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling stockholders. Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales, may pay to or receive from the purchasers of such shares commissions computed as described above. Such broker-dealers and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be an underwriter under Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

         To comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         Under applicable rules and regulations under the Exchange Act, any persons engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. VIVUS will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares. VIVUS assumes no obligation to so deliver copies of this prospectus or any related prospectus supplement.

         At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

         The selling stockholders will be responsible for any fees, disbursements and expenses of any counsel for the selling stockholders. All other expenses incurred in connection with the registration of the shares, including printer's and accounting fees and the fees, disbursements and expenses of counsel for VIVUS will be borne by us. Commissions and discounts, if any, attributable to the sales of the shares will be borne by the selling stockholders. The selling stockholders may agree to indemnify any broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. VIVUS will indemnify the selling stockholders against claims arising out of any untrue statement of a material fact contained in this registration statement or any omission to state therein a material fact necessary in order to make the statement made therein not misleading.

         VIVUS has undertaken to keep a registration statement of which this prospectus constitutes a part effective until the earlier of (i) the disposition of the securities offered hereby, (ii) two years measured from the effective date of this registration statement or (iii) until a selling stockholder can dispose all of the securities offered hereby under Rule 144 or some other exemption from registration under the Securities Act. After such period, if we choose not to maintain the effectiveness of the registration statement of which this prospectus constitutes a part, the securities issuable offered hereby may not be sold, pledged, transferred or assigned, except in a transaction which is exempt under the provisions of the Securities Act of pursuant to an effective registration statement thereunder. In the event the effectiveness of registration statement lapses during the time we are obligated to keep it effective, then in some circumstances (and after the expiration of a cure period) we may be required to pay liquidated damages to the selling stockholders for each day of such lapse at a rate of two percent (2%) per annum (pro rata on a 360 day basis) of the total purchase price of the shares purchased in the private placement, payable at our election, in cash or in shares of our common stock.

                                  LEGAL MATTERS

         Certain legal matters relating to the validity of the securities offered by this prospectus will be passed upon for VIVUS by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Mario M. Rosati, a Director and Secretary of VIVUS, is a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

                                     EXPERTS

         The consolidated financial statements and financial statement schedule of VIVUS Inc. and subsidiaries as of December 31, 2002 and for the year then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements and other information with the Securities and Exchange Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy and document we file at the following Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Securities and Exchange Commission's World Wide Web site at http://www.sec.gov.

                           INCORPORATION BY REFERENCE

         The Securities and Exchange Commission allows us to "incorporate by reference" the information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information.

         We incorporate by reference the documents listed below and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete.

     o Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

     o Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003;

     o Our Proxy Statement filed with the Securities and Exchange Commission on April 24, 2003;

     o Our Current Report on Form 8-K dated May 28, 2003 filed with the Securities and Exchange Commission on May 28, 2003, and as amended by the Current Report of Form 8-K/A filed with the Securities and Exchange Commission on May 29, 2003; and

     o The description of the Common Stock of the Registrant that is contained in the Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act that became effective on

         April 7, 1994, including any amendments or reports filed for the purpose of updating such description.

         We will provide to each person who so requests, including any beneficial owner to whom a prospectus is delivered, a copy of these filings. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                           Richard Walliser
                           Vice President and Chief Financial Officer
                           VIVUS, Inc.
                           1172 Castro Street
                           Mountain View, CA  94040
                           (650) 934-5200

         PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER VIVUS NOR ANY SELLING STOCKHOLDERS HAS AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THE SHARES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THE SHARES.









                                   VIVUS, INC.

                                4,375,000 SHARES
                                  COMMON STOCK




                                   PROSPECTUS





                                  June 20, 2003